# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MAGNACHIP SEMICONDUCTOR Corp, CIK 0001325702
CUSIP: 55933J203
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: C/O MAGNACHIP SEMICONDUCTOR, LTD., 15F, 76 JIKJI-DAERO, 436BEON-GIL, CHEONGJU-SI, Korea Republic Of (M5), 28581
Date of event which requires filing of this statement: 03/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001058811

## Reporting persons
- TORO 18 HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,500,135; sole dispositive power 0; shared dispositive power 1,500,135; aggregate amount beneficially owned 1,500,135 (4.1% of the class)
- IMMERSION CORP: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,500,135; sole dispositive power 0; shared dispositive power 1,500,135; aggregate amount beneficially owned 1,500,135 (4.1% of the class)
- MARTIN WILLIAM C: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,500,135; sole dispositive power 0; shared dispositive power 1,500,135; aggregate amount beneficially owned 1,500,135 (4.1% of the class)
- Singer Eric: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,500,135; sole dispositive power 0; shared dispositive power 1,500,135; aggregate amount beneficially owned 1,500,135 (4.1% of the class)

## Item 1. Issuer
Name of issuer: MAGNACHIP SEMICONDUCTOR Corp

## Item 2. Person Filing
Name of person filing:
Toro 18 Holdings LLC ("Toro 18")

Immersion Corporation ("Immersion")

William C. Martin ("Mr. Martin")

Eric Singer ("Mr. Singer")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Toro 18
2999 N.E. 191st Street, Suite 610
Aventura, Florida 33180

Immersion
2999 N.E. 191st Street, Suite 610
Aventura, Florida 33180

William C. Martin
c/o Raging Capital Ventures
Ten Princeton Avenue, P.O. Box 228
Rocky Hill, New Jersey 08553

Eric Singer
2999 N.E. 191st Street, Suite 610
Aventura, Florida 33180
Citizenship:
Toro 18
Delaware

Immersion
Delaware

William C. Martin
United States

Eric Singer
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on March 20, 2026, Toro 18 beneficially owned 1,500,135 Shares.

Immersion, as the sole member of Toro 18, may be deemed to beneficially own the 1,500,135 Shares beneficially owned by Toro 18.

Mr. Martin, as the Chief Strategy Officer of Toro 18, may be deemed to beneficially own the 1,500,135 Shares beneficially owned by Toro 18.

Mr. Singer, as President and Chief Executive Officer of Toro 18, may be deemed to beneficially own the 1,500,135 Shares beneficially owned by Toro 18.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. Each of Immersion and Messrs. Martin and Singer disclaims beneficial ownership of the Shares beneficially owned by Toro 18, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on 36,440,854 Shares outstanding as of March 13, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2026.

As of the close of business on March 20, 2026, (i) Toro 18 directly beneficially owned approximately 4.1% of the outstanding Shares and (ii) each of Immersion and Messrs. Martin and Singer may be deemed to beneficially own approximately 4.1% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on January 2, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TORO 18 HOLDINGS LLC: /s/ Eric Singer, Eric Singer, President and CEO (03/20/2026)
- IMMERSION CORP: /s/ Eric Singer, Eric Singer, President, CEO and Chairman (03/20/2026)
- MARTIN WILLIAM C: /s/ William C. Martin, William C. Martin (03/20/2026)
- Singer Eric: /s/ Eric Singer, Eric Singer (03/20/2026)